FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 18, 2007 regarding appeal lodged regarding Gas-insulated switchgear (GIS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 20, 2007	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Senior Vice President and Executive Officer

Appeal lodged regarding Gas-insulated switchgear (GIS)

Tokyo, April 18, 2007 — Hitachi, Ltd. (TSE: 6501/ NYSE: HIT) today announced that Hitachi lodged an appeal on 17 April with the Court of First Instance of the European Communities asking the court to annul the decision of the European Commission dated January 24, 2007. In its decision, the European Commission ordered Hitachi to pay a fine of 50,400,000 euros (approx. 7.9 billion yen) for an infringement of the EC antitrust laws relating to sales of gas insulated switchgear (GIS) equipment for use at power substations.

Hitachi has also appealed the fine of 1,350,000 euros (approx. 200 million yen) that was imposed on Japan AE Power Systems Corporation, for which Hitachi, Fuji Electric Holdings Co., Ltd., Fuji Electric Systems Co., Ltd and Japan AE Power Systems Corporation were found joint and severally liable. Japan AE Power Systems is the joint venture company created by Hitachi, Fuji Electric Systems Co. Ltd and Meidensha Corporation in 2001, and which acquired the transmission and distribution businesses of Hitachi, Fuji Electric and Meidensha on 1 October 2002.

About Hitachi

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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